Chaparral Energy, Inc.

701 Cedar Lake Boulevard

Oklahoma City, Oklahoma 73114

January 29, 2008

VIA EDGAR AND FACSIMILE (202) 772-9369

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Ms. Mellissa Duru

Re:	Application for withdrawal by Chaparral Energy, Inc. (the “Issuer”) of its Registration Statement on Form S-1 (File No. 333-130749) (the “Registration Statement ”)

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act ”), the Issuer hereby applies for an order granting the immediate withdrawal of the Registration Statement, together with all exhibits thereto. The Issuer believes that it is in the best interests of the Issuer and consistent with the public interest to withdraw the Registration Statement at this time. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2005. Pursuant to the Registration Statement, the Issuer had proposed to register shares of common stock in the Issuer for sale to the public. No securities have been issued or sold under the Registration Statement.

        It is our understanding that the Issuer’s request for an order granting the withdrawal of the Registration Statement will be deemed granted by the Commission at the time of this filing, unless we receive notice from the Commission that the request will not be granted within 15 days from the date of this filing. We hereby advise the Commission that the Issuer may undertake a subsequent private placement of securities. To the extent that Rule 155(c) of the Securities Act is applicable thereto, any such private placement would be effected in reliance on and in accordance with that rule.

        Should you have any questions regarding the foregoing application for withdrawal, please contact David Buck at (713) 220-4301 of Andrews Kurth LLP, our legal counsel in connection with the Registration Statement.

Very truly yours,

/s/ Robert W. Kelly II
Name:	Robert W. Kelly II
Title:	Sr. Vice President